Exhibit 99.1

Webuy and Ohmyhome Announce Strategic Collaboration to Cross-Sell Products and Services Across Singapore

●	Webuy to offer Ohmyhome’s property listing, renovation and other services through its community e-commerce platform and Group Leaders

●	Ohmyhome to offer Webuy’s grocery, travel and other services through its expansive network of homeowners

Singapore - January 8, 2024 - Webuy Global Ltd. (Nasdaq: WBUY, “Webuy”), an emerging community e-commerce retailer with a focus on grocery and travel in Southeast Asia, and Ohmyhome Ltd. (NASDAQ: OMH, “Ohmyhome”), a one-stop-shop property technology platform providing end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore, today announced a strategic collaboration to cross-sell both companies’ respective products and services across Singapore.

In a joint launch event held on January 8, 2024, Vincent Xue, CEO and Co-founder of Webuy, and Rhonda Wong, CEO and Co-founder of Ohmyhome, unveiled a series of collaborative partnership initiatives aimed at enhancing the customer experience and community engagement. The event was hosted at the Ohmyhome headquarters at 11 Lorong 3 Toa Payoh, Jackson Square Proptech Innovation Centre Block B, #04-17, Singapore 319579, with the participation of Webuy management and its Group Leaders, who are responsible for a group of customers within their respective geographical communities from Singapore and play an important role in upholding the Company’s community-oriented business model.

Key initiatives include:

●	Integration of Ohmyhome’s Services into Webuy Communities: Ohmyhome's service offerings and property listings will be integrated into Webuy communities through its Group Leaders. This collaboration will facilitate off-market listings and provide exclusive benefits for Webuy’s customers and Group Leaders, including Ohmyhome’s brokerage and renovation services.

●	Webuy's 'Group Buy' Services for Ohmyhome's Homeowners: Webuy will introduce its unique “group buy” service, offering a diverse range of daily products such as groceries and travel, to thousands of homeowners serviced by Ohmyhome. This initiative aims to provide convenience and value while helping new homeowners integrate into their local communities. As of June 30, 2023, Ohmyhome had transacted over 14,500 properties, with over 5,800 units under management, and around 200,000 monthly active users across mobile applications and websites.

●	Offline Expansion Support: Ohmyhome, leveraging its expertise and network, will support Webuy and its Group Leaders in sourcing new storefronts. This collaborative effort aligns with Webuy's plans to open 100 offline stores strategically positioned around major communities in Singapore, marking a significant step in Webuy’s Online-to-Offline (“O2O”) business model.

Commenting on this collaboration, Vincent Xue, CEO and Co-founder of Webuy, stated, “We are excited to partner with Ohmyhome, as it aligns with our mission of maximizing value within our communities. Ohmyhome has a proven track record, offering its suite of brokerage services at a 1% commission rate, which will result in significant cost savings for our customers. In addition, we plan to leverage their brokerage service to assist our Group Leaders as they expand their offline retail footprint across Singapore. Moreover, we look forward to offering our full suite of services to their expansive customer base. Together, our goal is to make a wider range of services become more accessible to homeowners and communities, while fostering a sense of unity and support within local neighborhoods.”

Likewise, Rhonda Wong, CEO and Co-founder of Ohmyhome, added, “This collaboration allows both companies to leverage on our respective broad customer bases, thereby increasing our reach and complementing each other’s service offerings centered around homes and communities. Webuy’s ‘group buy’ model provides great opportunities for our customers to interact within their communities as they move from one home to their next.”

About Webuy Global Ltd

Webuy Global Ltd (Nasdaq: WBUY) is an innovative, technology-focused company with a goal of building the most trusted retail brand and advanced e-commerce platform in Southeast Asia, designed to leverage data in order to provide a community-driven experience for consumers. The Company's unique 'group buy' business model is set to revolutionize traditional shopping practices, by offering substantial cost savings to customers through an efficient purchasing model and community-centric approach. Akin to group purchases and bulk orders, this approach simplifies the process for customers, eliminating the need for individual bulk purchases. Furthermore, the Company’s business model streamlines the traditional supply chain by minimizing the involvement of intermediaries, thereby offering a more direct "farm-to-table" supply model. The Company’s vision is to enable the ten million families in Southeast Asia to live a healthier, higher-quality lifestyle. Additional information about the Company is available at http://webuy.global/

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore. Since its launch in 2016, Ohmyhome has transacted over 14,500 properties, and has over 5,800 units under management as of June 30, 2023. It is also the highest-rated property transaction platform, with more than 8,000 genuine reviews, and an average rating of 4.9 out of 5 stars.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services and to becoming the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company’s current expectations. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. These risks and uncertainties are described more fully in the section captioned "Risk Factors" in the Company’s registration statement on Form F-1 related to the public offering (SEC File No. File No. 333-271604) and annual report on Form 20-F. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1020

Email: wbuy@crescendo-ir.com